Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

1895 Bancorp of Wisconsin, Inc.

We consent to the inclusion in this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 of 1895 Bancorp of Wisconsin, Inc. filed with the Securities and Exchange Commission, the Form H(e)-1and the Application for Conversion on Form FR MM-AC filed with the Board of Governors of the Federal Reserve System of our report dated March 5, 2021, relating to the consolidated financial statements of 1895 Bancorp of Wisconsin, Inc., appearing in the Prospectus and the Proxy Statement/Prospectus, which are part of this Registration Statement, the Form H(e)-1and the Form FR MM-AC, for the years ended December 31, 2020 and 2019. We also consent to the references to our firm under the captions “The Conversion and Offering,” “Experts” and “Legal Matters” in the Prospectus and in the Proxy Statement/Prospectus.

Wipfli LLP

Milwaukee, Wisconsin

May 5, 2021